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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of December 2003
                           -------------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F     [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes    [_]     No    [X]

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               Stock Cancellation of Woori Card Common Shares

Woori Finance Holdings Co., Ltd. has decided to carry out a stock cancellation without consideration with respect to the shares of common stock of Woori Card.

Key Details of Stock Cancellation

No. of shares for cancellation : Out of a total 402,600,000 shares (100% owned by Woori Finance Holdings), 380,000,000 shares (1.9 trillion Won based on face value of 5,000 Won)

Date of cancellation           : Within December of this year

Reason for cancellation        : To offset Woori Card's accumulated deficit

The resolution passed by the Board of Directors of Woori Finance Holdings does not imply any legal effectiveness for the stock cancellation of Woori Card shares. A Board of Directors' and General Shareholders' meeting resolutions by Woori Card are required to confirm the implementation of the stock cancellation.

Disclosure will be made in the future for any resolutions made by Woori Card's Board of Directors in relation to this matter.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Woori Finance Holdings Co., Ltd.
                                                --------------------------------
                                                (Registrant)

     Date: December 4, 2003                     By:  /s/  Won Gihl Sohn
                                                --------------------------------
                                                 (Signature)

                                                Name:  Won Gihl Sohn
                                                Title: Managing Director